DXI Energy Expands Woodrush Oil Drill Program
with a Leading U.S. Institutional Investment Partner

VANCOUVER, BRITISH COLUMBIA, December 27, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announces that it has entered into a Royalty and Participation agreement with a private U.S. based investment firm to underwrite 50% of the new Woodrush oil exploration program scheduled to commence in January 2018 at DXI’s 99% owned and operated project in North East British Columbia (“NEBC”).

This funding arrangement provides the investment firm with a 15% non-convertible Gross Overriding Royalty (“GORR”) on future production only, while offering DXI many advantageous components including:

1.	Independent verification of the 3D seismic interpretation determining the potential of this Halfway cluster drill program at Woodrush N.E.B.C.
2.	An approximate 33% carry on the Initial test well of the program.
3.	An approximate 25% capital carry on half of all further development costs with provision for a greatly expanded E&D program as drill results dictate.
4.	An approximate 50% reduction in DXI cash expenditures, with meaningful leverage to DXI equity.
5.

Continued DXI operatorship without dilution to its 99% working interest including central facilities and in place pipeline network (C$12 million historical capital expenditure) integral to the “Woodrush Project.”

Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total cost of the first well of the 2018 program, through tie in, to earn a 15% GORR. All subsequent well and secondary recovery costs will be shared 50/50 with DXI for the same return. There will be no equity dilution nor interest expense to DXI. Phase One of the program should approximate C$5 million. The scope of the arrangement includes a 10-year sunset clause.

Company President and CEO, Robert L. Hodgkinson, stated today: “This significant funding and participation agreement establishes an institutional financial foundation for accelerated development of Woodrush as our specific integrated 3D seismic interpretation is validated through the initial exploratory drilling operation. New 3D seismic work has indicated that there are a multitude of Halfway anomalies to drill and develop immediately adjacent to our existing production and we look forward to integrating these opportunities within our Fort St. John production hub.”

DXI Energy retained Animus Capital Partners as Financial Advisor for this transaction.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow DXI Energy's latest developments on: Facebook http://facebook.com/dxienergy and Twitter @dxienergy. Contact:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com